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06010460

January 24, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on January 24, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

PRESS RELEASE

Contact: Leslie Bonacum
Director,
Corporate Communications
Wolters Kluwer Shared Services
+1 847 267 7153

leslie.bonacum@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407

ir@wolterskluwer.com

Wolters Kluwer Appoints Deidra D. Gold as Executive Vice President and General Counsel for North America

Amsterdam (January 24, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced it has appointed Deidra D. Gold as Executive Vice President and General Counsel for its corporate activities in North America.

In this newly created role within Wolters Kluwer's North American Shared Services organization, Ms. Gold is responsible for overall leadership of the Company's legal function throughout North America, as well as sourcing and management of all legal services provided to Wolters Kluwer's North American operations.

Ms. Gold has more than twenty-five years of broad-based legal and management experience. With significant leadership experience in both corporate organizations and law firms, Ms. Gold brings a wealth of knowledge and expertise to the organization, in corporate law matters and transactions and across a broad range of other substantive legal areas.

Most recently, Ms. Gold served as Senior Vice President, General Counsel and Corporate Secretary of United Stationers, a Fortune 500 wholesale distributor of business products with annual sales of more than $4 billion. Prior to joining United Stationers, she was Vice President and General Counsel of eLoyalty Corporation, a public IT consulting and managed services company focusing on CRM services and solutions. Her other corporate experience includes positions as Counsel and Corporate Secretary of Ameritech Corporation, then a $17 billion NYSE-traded multinational communications company, and as Vice President and General Counsel of Premier Industrial Corporation, then a multinational public company principally engaged in the wholesale distribution of electronic components and MRO products.

Ms. Gold's law firm experience includes roles as a corporate partner at Jones, Day, Reavis & Pogue in Cleveland and Goldberg, Kohn, Bell, Black, Rosenbloom & Moritz, Ltd. in Chicago. In these positions, she directed legal work on mergers and acquisitions, corporate finance projects, securities law matters, and other commercial and dispute resolution projects.

Ms. Gold was a Phi Beta Kappa graduate of Wellesley College, and earned her law degree from Columbia University School of Law. In addition, she has a M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

Ms. Gold is based at Riverwoods, Illinois and reports to Chris Cartwright, CEO of Shared Services North America.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.